FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan

By: ______________________
Name: Marcia L. Hanson
Title: Plan Administrator

Dated: June 20, 2008

Exhibit Index

Exhibit No:	Exhibit
23	Consent of the Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Telephone 212 758 9700
Fax 212 758 9819
Internet www.us.kpmg.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Salaried Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 20, 2008, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2007 and 2006 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

June 20, 2008

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2007 and 2006

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2008

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value (note 3):	$ 40,185,638	$ 37,853,775
Participant contributions	41,658	39,993
Employer contributions	12,848	12,383
Accrued dividends and interest	98,896	95,061
Total assets	40,339,040	38,001,212
Liabilities		
Payable for excess contributions	25,944	18,537
Net assets available for plan benefits, at fair value	40,313,096	37,982,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	178,033	49,232
Net assets available for plan benefits	$ 40,491,129	$ 38,031,907

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income (note 3):		
Net appreciation in fair value of investments	$ 1,061,403	$ 2,514,905
Dividends	1,525,913	1,202,326
Interest on participant loans	43,506	31,146
Total investment income	2,630,822	3,748,377
Contributions:		
Participant	2,137,223	2,122,189
Employer	682,785	636,669
Total contributions	2,820,008	2,758,858
Total additions	5,450,830	6,507,235
Deductions from net assets attributed to:		
Benefits paid to participants	2,990,408	1,834,295
Expenses and loan fees (note 1)	1,200	1,100
Total deductions	2,991,608	1,835,395
Net increase	2,459,222	4,671,840
Net assets available for plan benefits at:		
Beginning of year	38,031,907	33,360,067
End of year	$ 40,491,129	$ 38,031,907

See accompanying notes to financial statements.

1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is sponsored by MRA Systems, Inc. (the "Company"), a division of General Electric Aircraft Engines ("GEAE") whose ultimate parent is General Electric Company ("GE"), for employees not covered by collective bargaining agreements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the custodian and Ascensus, Inc. (formerly BISYS Retirement Services) is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions, and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

d) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

e) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

g) Growth Fund of America – This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks.

h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

i) Investment Company of America Fund – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

j) New Perspective Fund – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

k) State Street Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 and $15,000 in 2007 and 2006, respectively. For other participants, the 2007 and 2006 limits were generally $20,500 and $20,000, respectively.

Employer Contributions

The Company matches 50% of participant contributions up to 7% of eligible compensation.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the registered investment companies, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Short-term investments and participant loans are valued at cost, which approximates fair value.

Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the State Street Stable Income Fund (Stable Income Fund) is then adjusted to contract value as shown in the Statements of Net Assets Available for Plan Benefits.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"*. This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Stable Income Fund are now stated at fair value for all periods presented with a corresponding adjustment to reflect the investment at contract value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements. The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values. Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings from the Stable Income Fund are reinvested in the fund and are reflected in dividends.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2007 and 2006 are as follows:

	2007		2006	
Short-term investments:				
Cash and cash equivalents	$ 370,921		$ 258,221	
Common stock:				
GE Common Stock Fund	11,581,685	*	12,518,304	*
Mutual funds:				
SSgA S&P 500 Index Fund	4,556,411	*	4,975,517	*
GE Institutional Income Fund	1,755,418		1,817,809	
GE Institutional U.S. Equity Fund	2,471,062	*	2,464,193	*
GE Institutional Strategic Investment Fund	1,734,237		1,577,637	
Columbia Acorn Select Fund	790,907		65,814	
Growth Fund of America	1,407,247		1,133,348	
Harbor International Fund	3,028,716	*	1,118,618	
Investment Company of America Fund	2,680,250	*	2,804,900	*
New Perspective Fund	4,419,290	*	4,452,289	*
Total mutual funds	22,843,538		20,410,125	
Collective trust fund:				
State Street Stable Income Fund	4,840,952	**	4,115,167	**
Participant loans	548,542		551,958	
Total investments	$ 40,185,638		$ 37,853,775	

* Investment option representing more than 5% of the Plan's net assets.

** Contract value at December 31, 2007 and 2006 for the Stable Income Fund was $5,018,985 and $4,164,399 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

	2007	2006
GE Common Stock Fund	$ 348,496	$ 1,110,550
Mutual funds	712,907	1,404,355
Total	$ 1,061,403	$ 2,514,905

Dividends for the years ended December 31, 2007 and 2006 were $1,525,913 and $1,202,326, respectively. Interest from participant loans for the years ended December 31, 2007 and 2006 was $43,506 and $31,146, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 3.57% and 3.51% at December 31, 2007 and 2006, respectively. The average crediting interest rate was 5.41% and 4.88% at December 31, 2007 and 2006, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(8) Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net Assets Available for Plan Benefits, per the financial statements	$ 40,491,129	$ 38,031,907
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(178,033)	(49,232)
Net Assets Available for Plan Benefits, per the Form 5500	$ 40,313,096	$ 37,982,675

Total Investment Income, per the financial statements	$ 2,630,822	$ 3,748,377
Adjustment from contract value to fair value for full benefit responsive investment contracts for current period	(178,033)	(49,232)
Adjustment from contract value to fair value for full benefit responsive investment contracts for prior period	49,232	-
Total Investment Income, per the Form 5500	$ 2,502,021	$ 3,699,145

Supplemental Schedule

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	370,921	$	370,921
*	GE Common Stock Fund	Common stock	312,425		11,581,685
*	SSgA S&P 500 Index Fund	Mutual fund	188,515		4,556,411
*	GE Institutional Income Fund	Mutual fund	186,747		1,755,418
*	GE Institutional U.S. Equity Fund	Mutual fund	193,809		2,471,062
*	GE Institutional Strategic Investment Fund	Mutual fund	137,311		1,734,237
	Columbia Acorn Select Fund	Mutual fund	27,839		790,907
	Growth Fund of America	Mutual fund	41,390		1,407,247
	Harbor International Fund	Mutual fund	42,443		3,028,716
	Investment Company of America Fund	Mutual fund	81,343		2,680,250
	New Perspective Fund	Mutual fund	130,209		4,419,290
*	State Street Stable Income Fund	Collective trust fund	4,840,952		4,840,952
*	Participant loans	52 loans to participants with interest rates of 5.00% to 9.25%	—		548,542
				$	40,185,638

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Acounting Firm.

END